Exhibit 99.1

Date: February 19, 2021
324-8th Avenue SW, 8th floor
Calgary AB, T2P 2Z2
www.computershare.com

To: Toronto Stock Exchange

New York Stock Exchange

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial and Consumer Affairs Authority – Securities Division

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Prince Edward Island Office of the Superintendent of Securities

New Brunswick Financial and Consumer Services Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Subject: PEMBINA PIPELINE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject

Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 19, 2021
Record Date for Voting (if applicable) :	March 19, 2021
Beneficial Ownership Determination Date :	March 19, 2021
Meeting Date :	May 07, 2021
Meeting Location (if available) :	Virtual meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	706327103	CA7063271034

Sincerely,

Computershare

Agent for PEMBINA PIPELINE CORPORATION